June 29, 2009

Lauren Nguyen
Daniel Morris
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C.  20549

RE:         Writers’ Group Film Corp.
Registration Statement on Form S-1 – 4th amendment
File No. 333-156832
Filed on June 10, 2009

Dear Ms. Nguyen and Mr. Morris:

Thank you for your comments letter of June 24, 2009. Please find following our responses to your comments. We have also filed through the EDGAR system a redline version of the Form S-1/A5, to aid in your re-review of our filing.

1.
We are claiming exemption from registration through Rule 506 of Regulation D for both our second private placement offering, conducted from July 20 -August 15, 2008, and our third private placement, conducted from December 15, 2008 – January 19, 2009.

The facts surrounding our second and third private placement offerings are these:

a)	The number of persons to whom we offered and/or sold shares was less than 35 for both offerings combined;
b)	No advertising or general promotion was used in the offering or sale of the shares in either offering;
c)
All purchasers to whom we sold shares in both offerings had such knowledge and experience in financial and business matters they they were capable of evaluating the merits and risks of the prospective investment;

www.writersgroupfilmcorp.com   *   info@writersgroupfilmcorp.com

d)
All purchasers in our second private placement offering were provided, prior to their having purchased shares, the information in our Form 10-K which we filed on July 15, 2008, which included a description of the securities being offered, plus the use of proceeds from the offering and any material changes in our affairs that weren’t disclosed in the 10-K information;

e)
All purchasers in our third private placement offering were provided, prior to their having purchased shares, the information in our Form 10-K which we filed on July 15, 2008, plus the information in our Form 10-Q filed on November 14, 2008, which included a description of the securities being offered, plus the use of proceeds from the offering and any material changes in our affairs that weren’t disclosed in the 10-K or 10-Q information;

f)
All purchasers in both offerings, prior to their purchase, were given an opportunity to ask questions and receive answers concerning the terms and conditions of the offering and to obtain any additional information which we possessed or could acquire without unreasonable effort or expense that was necessary to verify the accuracy of the information we furnished to our prospective purchasers in each respective offering;

g)
We advised all our purchasers in both offerings, in writing, that the shares have not been registered under the Securities Act and therefore could not be re-sold unless they were registered under the Act or an exemption from registration was available, and to date, there have been no re-sales of any shares purchased in either offering;

h)	All our purchasers, in both offerings, had to confirm in writing that they were acquiring the securities for their own account and not with a view to distribute the shares to others;
i)	All share certificates issued in connection with both offerings had restricted legends stamped on them.

We have made changes throughout the Form S-1 filing to correct any erroneous references to Rule 504 as it relates to either the second or thrid private placement offering.

2.	We confirm that our first private placement occurred from March 10, 2007-August 31, 2007. We apologize for the typographical error in our previous letter.

3.
We revised our selected financial data under our Summary Information section to include the summary financial information for fiscal year ended March 31, 2008, and included the net loss per share for both FYE 2008 and 2009.

4.	There were six subscribers to our second private placement offering. We corrected Note 3 to our financial statements to reflect that.

5.
We revised the 6th and 7th paragraphs under Note 3 of our financial statements to clarify that we are referring to the “first private placement (March 10-August 31, 2007), as requested. We also confirm that our disclosures regarding the number of shares sold and the consideration received reconciles with our disclosures under the “Organization Within Last Five Years” section, and elsewhere in the prospectus as appropriate.

6.
We revised Note 3 – Equity to disclose the number of investors that purchased shares of common stock for cash and the number of investors who purchased stock for services (and those that purchased shares for both), as requested.

7.	Our attorney revised her opinion letter to include the opinion that the selling shareholders’ shares were duly authorized.

8.	We considered the financial statement update requirements of Rule 8-08 of Regulation S-X, as requested. We are up-to-date on our financial statements.

Thank you for your time and help. Feel free to contact me at our contact information above for any reason.

Sincerely,
Tal L. Kapelner
President